The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 43,900,934

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Investment Growth

Time Period: 5/25/2004 to 7/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 7/31/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.94%	1.03%	3.61%	6.71%	4.82%	2.73%	3.25%	4.76%
Wilshire Event Driven	0.58%	0.85%	4.28%	3.23%	2.98%	0.82%	2.20%	2.87%
Barc Agg Bond	0.22%	3.28%	6.35%	8.08%	2.18%	3.05%	3.75%	4.30%
Benchmark: US 3-mo T-Bill	0.18%	0.63%	1.43%	2.34%	1.44%	0.91%	0.51%	1.38%
US Insurance Market Neutral	0.11%	-0.26%	4.67%	5.51%	4.51%	2.45%	—	—

Trailing Returns (as of quarter-end)

As of Date: 6/30/2019

	MERVX
QTD	0.52%
1 Year	4.23%
3 Years	4.62%
5 Years	2.42%
10 Years	3.21%
Since Inception	4.73%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 7/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.91%
Number of long positions:	94
Number of short positions:	18
Percent invested:	86%

TOP 10 Holdings 44.15%
1. Altaba Inc.
2. Anadarko Petroleum Corporation
3. SunTrust Banks, Inc.
4. Fidelity National Information Services Inc.
5. Oaktree Capital Group LLC
6. Celgene Corporation
7. Kinetic Concept/KCI USA
8. Zayo Group Holdings, Inc.
9. Allergan PLC
10. Versum Materials, Inc.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any secur ty.

3-Year Risk Metrics

Time Period: 8/1/2016 to 7/31/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	2.62%	1.83%	3.02%
Sharpe Ratio	1.25	0.78	0.23
Sortino Ratio	2.11	1.14	0.34
Beta (vs S&P 500)	0.05	0.12	-0.02
Correlation (vs S&P 500)	4.94	64.62	1.05
Beta (vs Barclays Agg)	-0.10	-0.10	1.00
Correlation (vs Barclays Agg)	1.22	2.39	100.00

Deal Terms | Regional Exposure | Sector Exposure



Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurnace companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other cap tal structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviat on, the greater the variabil ty of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfol o with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund w th a low R-squared (70 or less) doesn't act much like the index.





The Merger Fund® 30th Anniversary 1989 – 2019

WCM Event Driven Fund 5 Year Anniversary 2014 – 2019

Envestnet 2019 Asset Manager Award — Westchester Capital Management **WINNER** *Liquid Alternative Merger Fund*

Q2 2019 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★★ Out of 121 market neutral funds as of 6/30/2019
	Institutional	MERIX		★★★★★ Out of 121 market neutral funds as of 6/30/2019
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Credit Event Fund	Investor	WCFRX	Long-Short Credit	
	Institutional	WCFIX		
Event-Driven Fund	Investor	WCERX	Multi-Alternative	☆☆☆☆ Out of 265 multi-alternative funds as of 6/30/2019
	Institutional	WCEIX		★★★★★ Out of 265 multi-alternative funds as of 6/30/2019

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics. Ratings based on risk-adjusted returns.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

STANDARDIZED PERFORMANCE SUMMARY
As of June 30, 2019

Mutual Fund Assets:
Merger Arbitrage[1]	$3.3 billion
Opportunistic Credit	$4.0 million
Multi-Event[2]	$505.2 million

	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
Merger Arbitrage[4]	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3,4]	Net Expenses excluding Investment-Related Expenses[4,5]	Performance Inception	Ticker
The Merger Fund (Institutional)	0.42	2.58	4.61	2.84	n/a	3.28	1.74%	1.71%	1.20%	08/01/2013	MERIX
The Merger Fund (Investor)	0.36	2.44	4.28	2.53	3.15	6.08	2.04%	2.01%	1.50%	01/31/1989	MERFX
Insurance Dedicated Funds[4]											
The Merger Fund VL	0.52	2.64	4.23	2.42	3.21	4.73	2.67%	1.94%	1.40%	05/26/2004	MERVX
Opportunistic Credit[4]											
Credit Event Fund (Institutional)	3.77	9.53	6.21	n/a	n/a	4.17	6.29%	1.78%	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	3.67	9.43	5.90	n/a	n/a	3.89	6.61%	2.03%	1.89%	12/29/2017	WCFRX
Multi Event[4]											
Event-Driven Fund (Institutional)	1.51	6.11	6.17	3.09	n/a	3.74	2.31%	2.31%	1.74%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	1.42	5.93	5.86	n/a	n/a	6.49	2.56%	2.56%	1.99%	03/22/2017	WCERX

Trailing Returns
As of Date: 6/30/2019

	QTD	YTD	1 Year	5 Years	10 Years	15 Years
US Fund Market Neutral	-0.19%	-0.06%	-0.23%	0.64%	0.47%	0.84%
US Fund Multialternative	1.10%	5.17%	1.43%	0.76%	2.47%	1.76%
US Fund Long-Short Credit	1.56%	5.03%	3.07%	1.07%	3.81%	—%
Wilshire Liq Alt Event Driven	1.13%	3.68%	2.56%	0.63%	2.29%	2.88%
S&P 500 Index	4.30%	18.54%	10.42%	10.71%	14.70%	8.75%
BBgBarc US Agg Bond	3.08%	6.11%	7.87%	2.95%	3.90%	4.27%
BofAML US 3M Trsy Bill	0.64%	1.24%	2.31%	0.87%	0.49%	1.38%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.

[1]Includes USD 167 million in a sub-advised fund. [2]Includes USD 311 million in a sub-advised fund. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [4]The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2020 for The Merger Fund®, The Merger Fund VL and the WCM Alternatives: Event-Driven Fund. The Adviser has contractually agreed to waive a portion of its investment advisory fee and to reimburse other ordinary operating expenses through April 30, 2020 for the WCM Alternatives: Credit Event Fund. [5]Investment related expenses include expenses related to short sales and interest on any borrowing or interest on reverse repurchase agreements, as applicable, and acquired fund fees and expenses.

Fellow Shareholders,

The Merger Fund® returned 0.36% (MERFX) and 0.42% (MERIX) during the 2nd quarter, advancing 2.44% and 2.58% YTD, respectively, its 96th gain in the 122 quarters since its inception thirty years ago. Worldwide deal volume was down sequentially but still strong by historical standards, providing attractive opportunities throughout the quarter.

The second quarter continued many of the themes since the beginning of the year – volatility, trade tensions with China, the potential impact of the trade war on the economy, and confusion regarding the direction of interest rates. Despite these uncertainties, the S&P 500 index managed to deliver its best first-half performance in 22 years[1] and hit an all-time high in late July.[2]

The higher we go, the greater the chance of altitude sickness, as the saying goes. The trailing P/E ratio for the S&P 500 is up to 22.5x, and forward P/E is approaching 18x (assuming $170 of 2020 earnings). Both metrics are well above the averages of the last two decades.[3] Although growth in earnings has been the driver of rising equity prices, Shawn Tully of Fortune magazine commented, "S&P 500 earnings-per-share have jumped 47% from mid-2015 to Q2 of this year, to a record of $134.39 in Q1. Don't count on earnings growth to provide much more fuel. Profits appear in a near-bubble." He also noted two times in history stocks have been this expensive: 1929 and 2000.

It is possible that investors are again chasing performance while overlooking a minefield of possible stretched valuations, fears of a global economic slowdown, Middle East tension, trade disputes and political infighting. All or some of which could easily trigger a market correction.

Mergers & Acquisitions ("M&A")

Aggregate deal activity trended downwards sequentially in most regions and sectors this year. As mentioned above, geopolitical and economic issues have affected confidence across the globe, although dealmakers appear willing to set such uncertainty aside to execute large, strategic transactions when the opportunity arises. Even though worldwide deal value and volume dropped by 12% and 16% respectively, the first half of 2019 still stands as the third strongest on record for global M&A.





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[1] S&P 500 Posts Best First Half in 22 Years, *The Wall Street Journal*, 6-28-19
[2] There Have Been Two Times in History Stocks Have Been This Expensive: 1929 and 2000, *Fortune*, 7-29-19
[3] IBID

Performance data quoted represents past performance; past performance does not guarantee future results.

It is also the third time we have hit the $2 trillion mark during the front half of a year. Notably, European deal activity declined by more than 50% from last year's level. Brexit uncertainty suppressed M&A volumes significantly as a result of the UK and EU extending the Article 50 deadline from 29th March until the 31st October, causing "Brexit risk" and potential delays for M&A transactions.

The U.S. again accounted for the lion's share of worldwide deal activity in the first half, as a number of large strategic mergers caused the total value of domestic transactions to grow by 18%, accounting for roughly 55% of deals globally.

Within the universe of publicly-traded U.S. merger targets above $400 million in market capitalization (our typical investment universe), the 10 largest transactions accounted for 83% of the value of all announced deals during the quarter.

Ann. Date	Target Name	Acquirer Name	Acquirer Country	Offer Equity Value ($ mn)	Final Consideration Type	Final Premium	Deal Value / Acquirer Size	Target Sector (GICS)	Subject to Acquirer Vote	Strategic
6/25/19	ALLERGAN PLC	ABBVIE INC	US	62,687	Cash and Stock	45.3%	54%	Health Care	N	Y
6/10/19	RAYTHEON COMPANY	UNITED TECHNOLOGIES CORP	US	52,625	Stock	0.0%	76%	Industrials	Y	Y
4/24/19	ANADARKO PETROLEUM CORP	OCCIDENTAL PETROLEUM CORP	US	39,878	Cash and Stock	68.2%	79%	Energy	N	Y
5/28/19	TOTAL SYSTEM SERVICES INC	GLOBAL PAYMENTS INC	US	21,496	Stock	20.3%	89%	Information Technology	Y	Y
6/10/19	TABLEAU SOFTWARE INC-CL A	SALESFORCE.COM INC	US	16,881	Stock	42.1%	13%	Information Technology	N	Y
6/17/19	ARRAY BIOPHARMA INC	PFIZER INC	US	11,754	Cash	62.2%	5%	Health Care	N	Y
6/24/19	CAESARS ENTERTAINMENT CORP	ELDORADO RESORTS INC	US	11,120	Cash or Stock	25.1%	280%	Consumer Discretionary	Y	Y
6/3/19	CYPRESS SEMICONDUCTOR CORP	INFINEON TECHNOLOGIES AG	GE	9,879	Cash	54.9%	49%	Information Technology	N	Y
5/8/19	ZAYO GROUP HOLDINGS INC	EQT PARTNERS AB, Digital Colony		8,291	Cash	43.4%	NA	Communication Services	N	Y
5/10/19	BUCKEYE PARTNERS LP	IFM INVESTORS PTY LTD	AU	6,413	Cash	27.5%	NA	Energy	N	N

As mentioned, deal activity was dominated by large mergers, with an average value of $9.2 billion in 2Q19, a slight decrease from $9.6 billion in the first quarter, but well above the $4.4 billion quarterly average since 1Q98.[4] Activity was balanced by sector, with a slight concentration in consumer non-cyclical, energy, and technology deals. Deal consideration was mixed, with both stock and cash being used as acquisition currencies.

The Merger Fund®

We are happy to report that Westchester Capital, the manager of The Merger Fund®, was recently awarded the 2019 Asset Manager of the Year Award for the Liquid Alternative category by Envestnet.[5]

The Merger Fund® advanced by 0.36% (MERFX), and 0.42% (MERIX) during the 2nd quarter, returning 2.44% and 2.58% YTD, respectively, its 96th gain in the 122 quarters since its 1989 inception. Winners outnumbered losers by 4 to 1, with 24 out of 116 investments contributing negative marks-to-market. As is typical, the volatility of our returns was a fraction of that of the stock market, with the S&P 500's trailing 3-year standard deviation at 14.86% versus the Fund's roughly 2.6% for both the Institutional and Investor share class.

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[4] IBID

[5] Envestnet, Inc. is a leading provider of systems for wealth management and financial wellness. More than 97,000 advisors and more than 3,800 companies including: 17 of the 20 largest U.S. banks, 43 of the 50 largest wealth management and brokerage firms, over 500 of the largest Registered Investment Advisers, and hundreds of Internet services companies, utilize Envestnet technology and services. Please refer to page 10 for details about the Asset Manager of the Year Award criteria.

Performance data quoted represents past performance; past performance does not guarantee future results.

The biggest contributor to performance was the acquisition of Red Hat Inc. by IBM, which received final regulatory approval in Q2 (+0.20%). The deal was originally announced in October 2018, when IBM announced it would acquire Red Hat for $190 per share in cash, or $34 billion total, in IBM's largest deal ever. As of this letter, the acquisition completed and Red Hat is now a unit of IBM's hybrid cloud division.

The second notable contribution (+0.15%) came from Altaba, the Yahoo! Inc. spin-out created as a result of Verizon's 2017 acquisition of Yahoo. Altaba was formed to hold Yahoo's lucrative stake in Alibaba and Yahoo Japan with the intent to eventually liquidate it. The Yahoo Japan shares were sold in September for more than $4 billion. On April 2nd, Altaba announced that it planned to sell its remaining Alibaba holdings and distribute the proceeds to shareholders in the second half of the year in the next step of liquidating the company in a tax-efficient manner. At that point, Altaba — and Yahoo's long association with Alibaba — will exist only as a small "liquidating stub" with minimal value remaining. The process is expected to net shareholders approximately $40 billion, depending on the daily sale prices of its Alibaba stake.

The biggest detractor was Mellanox Technologies Ltd/NVIDIA Corp. (-0.14%), a $6.9 billion deal announced in March of this year. The acquisition will unite two of the world's leading companies in high-performance computing. Together, NVIDIA's computing platform and Mellanox's interconnect hardware power over 250 of the world's top 500 supercomputers and have every major cloud service provider and computer maker as customers.

The spread widened in Q2 due to Chinese regulatory concerns: almost 25% of both Nvidia and Mellanox's revenues come from China, the biggest market for semiconductors, thereby requiring approval from SAMR, the Chinese regulatory body. China's desire to bolster its own domestic chip production appears to have politicized its regulatory processes. The continuing trade dispute with the U.S. has further complicated the approval process and has added more uncertainty to the investing process.

In an interesting turn of events, a voluntary public takeover bid in February 2019 from Pulver BidCo GmbH ("BidCo"), a holding company jointly controlled by Hellman & Friedman LLC and The Blackstone Group L.P, for Scout24, the German online Classified advertisements company, failed to reach the acceptance threshold of *50 percent plus one share* from Scout24 shareholders, thus rendering the takeover unsuccessful. Although the $6.9 billion all-cash deal (46 euros per share) was valued at or represented a 27.4 percent premium to Scout24's stand-alone share price, the failed takeover did not impact the earnings forecast for 2019 and the stock continues to trade strongly, currently (at the time of this writing) at around 51.10 euros per share, thus providing a positive contribution to the Fund's performance. Nevertheless, consistent with our discipline of not making fundamental bets, we are in the midst of an orderly exit.

Statistical Summary

REGIONAL EXPOSURE



SECTOR EXPOSURE



Performance data quoted represents past performance; past performance does not guarantee future results.

Type of Buyer	
Strategic	97.49%
Financial	2.51%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Deal Terms	
Cash	40.21%
Cash & Stock	24.64%
Stock with Fixed Exchange Ratio	20.83%
Stock & Stub	14.31%
Stock with Flexible Exchange Ratio	0.01%

Event-Driven



Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and a calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector or geography.

The WCM Alternatives: Event-Driven Fund (WCEIX) was up 1.51% and 1.42% for the Institutional and Investor share classes during the quarter and 6.11% and 5.93% year-to-date. The Fund participated in 129 events; 96 positions posted gains versus 33 with negative marks. Additionally, we added 20 new positions and the Fund was fully invested at quarter-end.

The biggest contributors to performance were our existing investments in Government Sponsored Enterprises (+0.57%). As per our previous letter, we have been buying preferred shares in these entities at approximately 50% of par value, as we think we will ultimately receive much more than that after the Trump administration recapitalizes FreddieMac and FannieMae and then releases them from conservatorship in the coming year or so.

Another notable winner was Blackstone Group (0.22%), a position we initiated after concluding that the company would follow through on its plans to follow in the path of peers KKR and Ares Management and convert from a partnership to a C-corp. Such a conversion typically helps attract a broader base of investors that were previously restricted from owning Blackstone as a publicly listed partnership with complicated tax reporting and filing, such as index funds. After its announcement in April, Blackstone realized a significant valuation uplift once it was able to capitalize on the new lower corporate tax base and attract new investors into the stock. As noted, the conversion made the company eligible for index inclusion.

A new position of note is NII Holdings, which owns Nextel Brazil and is being bought by American Movil. We purchased the bonds of NII holdings during the second quarter. As part of the deal, the buyer will place $137mm into escrow which, according to our analysis, will serve to pay off the bonds sometime around year-end, following completion of a small number of additional regulatory milestones. Shareholders approved the transaction in late June.

Performance data quoted represents past performance; past performance does not guarantee future results.

The biggest detractor was our residual position in Newfield Exploration/Encana Corp. (-0.39%). The Calgary-based oil and gas producer completed its all-stock acquisition of U.S. rival Newfield Exploration Co. in late Q1, gaining additional core operating resources in the Anadarko Basin of Oklahoma. Upon completion, the Fund was left with a combined residual long position in Encana shares (which our Newfield shares were converted into) and short a sector ETF, which was used to help hedge directional sector exposure during the pendency of the transaction. Initially, Encana Corp. shares rose sharply and we commenced our customary exit. During the process, however, the shares fell after Encana reported production, integration and financial results that disappointed analyst expectations. The remaining position has been reduced to almost 0.9% with the accompanying energy hedge still in place pending our final exit.

Credit Event

The WCM Alternatives: Credit Event Fund returned 3.77% and 3.67% during the quarter for the Institutional and Investor share classes, bringing its year-to-date performance to 9.53% and 9.43%. As discussed previously, the Fund primarily holds relatively short duration, catalyst-driven fixed-income investments, as well as discounted closed-end funds, liquidating instruments, and other rate-of-return type trades.

We invested in a total of 60 situations during the quarter and experienced no terminated events. Winners outnumbered losers by roughly 14:1. The Fund invested in 4 new situations during the quarter. At quarter-end, we were 136% invested, which assisted with performance and was a reflection of the level of high-quality credit event activity. Additionally, this performance is in part attributable to the ability to deploy capital in a manner that was meaningful to a fund of our size but might not necessarily move the needle in a fund which is many hundreds of millions of dollars larger.

The biggest contributor to performance once again was the combined SPAC (Special Purpose Acquisition Company) category, with the 14 SPACs we held contributing 1.18% in aggregate to the portfolio. We continue to believe that these are high-quality opportunities with attributes of low risk combined with identifiable and fixed rates of return- a good combination for attractive risk-adjusted investments. Additional winners were found in IPOs (0.60%), GSEs (0.55%), Momentive Performance 1st lien notes (+0.23%) and NII holdings Inc. (+0.20%).

Outlook

As discussed, geopolitical issues such as trade tensions with China, interest rate and worldwide economic uncertainty have slowed this year's pace of transaction activity from last year's torrid pace, though transaction levels remain high by historical standards. Although trade protectionism may persist as a headwind, we believe companies remain global in their perspective and will continue to strategically pursue capital-structure enhancing events as opportunities arise. The prevalent drivers of transactions, low-interest rates and high stock market valuations (increasing the value of shares of stock used for deal consideration) remain in place and our banking contacts report that deal pipelines continue to be robust at the moment. We expect continued sector consolidation in healthcare, finance, energy, and technology to continue into the foreseeable future, even in the event of an economic downturn.

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our vehicles span the spectrum from lower-return, lower-volatility expectations to additional volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®	SEC '40-Act Fund	Merger Arbitrage	1989
Investor Share Class (MERFX)			1989
Institutional Share Class (MERIX)			2013
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
WCM Alternatives: Credit Event Fund　New	SEC '40-Act Fund	Opportunistic Credit	2017
Investor Share Class (WCFRX)			2017
Institutional Share Class (WCFIX)			2017
WCM Alternatives: Event-Driven Fund	SEC '40-Act Fund	Event-Driven	2014
Investor Share Class (WCERX)			2017
Institutional Share Class (WCEIX)			2014
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund	Sub-advised SEC '40-Act Fund	Merger Arbitrage	2016

As usual, quarterly statistical summaries for all of our vehicles are provided within two weeks of the end of the quarter – typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

Please contact us with any questions or comments. We are always available and we enjoy speaking with our investors.

Roy Behren

Mike Shannon

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of

Performance data quoted represents past performance; past performance does not guarantee future results.

funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of June 30, 2019 were: Altaba Inc. (11.41%), First Data Corporation (7.46%), Red Hat, Inc. (7.21%), Anadarko Petroleum Corporation (5.75%), SunTrust Banks, Inc. (5.10%), L3 Technologies, Inc. (4.97%), Worldpay, Inc. (4.07%), Oaktree Capital Group LLC (3.27%), Celgene Corporation (3.15%), Zayo Group Holdings, Inc. (2.22%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of June 30, 2019 were: Altaba Inc. (11.25%), First Data Corporation (7.31%), Red Hat, Inc. (7.05%), Anadarko Petroleum Corporation (5.62%), SunTrust Banks, Inc. (5.02%), L3 Technologies, Inc. (4.88%), Worldpay, Inc. (3.99%), Oaktree Capital Group LLC (3.22%), Celgene Corporation (3.07%), Kinetic Concept/KCI USA (2.58%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of June 30, 2019 were: Altaba Inc. (10.39%), First Data Corporation (7.75%), Red Hat, Inc. (7.02%), Anadarko Petroleum Corporation (6.31%), Caesars Entertainment Corporation (4.62%), L3 Technologies, Inc. (4.16%), Worldpay, Inc. (4.03%), The Blackstone Group L.P. (3.58%), SunTrust Banks, Inc. (3.53%), Oaktree Capital Group LLC (3.37%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of June 30, 2019 were: Ardagh Packaging Finance PLC (5.89%), Univar USA Inc. (5.88%), NII Holdings Inc. (5.13%), Nielsen Finance LLC (5.05%), Alberton Acquisition Corporation (5.02%), EIG INVESTORS CORP (4.80%), CEC Entertainment, Inc. (4.74%), Tribune Media (4.71%), Rent-A-Center Inc. (4.57%), GenOn Energy (4.54%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities. The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of August 2, 2019 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

Performance data quoted represents past performance; past performance does not guarantee future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity, and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receives 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of June 30, 2019, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 121 funds in the last three years, 95 funds in the last five years, and 33 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor share class (MERFX) received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 4 stars, 5 stars and 4 stars for the three-, five- and ten-year periods, respectively. Ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of June 30, 2019, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following time periods: 265 funds in the last three years and 177 funds in the last five years. With respect to these Multi Alternative funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar Rating of 4 stars and 5 stars for the three- and five-year periods, respectively. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 4 stars and 4 stars for the three- and five-year periods, respectively. 3-year and 5-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2019 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

With respect to Envestnet's 2019 Asset Manager Award, the award finalists and winners were chosen from hundreds of best-in-breed performers for each class, which includes alternatives as a new strategy category this year due to its growing importance as market volatility rises. Envestnet | PMC analysts research and evaluate managers using a systematic, proprietary and multi-factor evaluation methodology that considers a number of metrics: performance, firm profile, customer service, investment process and style, composite, tax efficiency and other quantitative and qualitative criteria. To be eligible for a Manager and Strategist of the Year Award, a manager must have at least $200 million in assets, be broadly available on the Envestnet platform and be open to new investors. A minimum three-year tenure is also required by the lead manager.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment grade bonds. **The Bloomberg Barclays US Corporate High Yield Bond Index** measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody's, Fitch and S&P are Ba1/BB+/BB+ or below. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Dow Jones Industrial Average**, or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. **Nasdaq** is a global electronic marketplace for buying and selling securities, as well as the benchmark index for U.S. technology stocks. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative Index SM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFRX Event Driven Index** is comprised of investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **A special purpose acquisition company (SPAC)** is a corporation formed by private individuals to facilitate investment through an initial public offering (IPO). The proceeds are used

Performance data quoted represents past performance; past performance does not guarantee future results.


to buy one or more existing companies **Alpha** is used in finance as a measure of performance, indicating when a strategy, trader, or portfolio manager has managed to beat the market return over some period. Alpha, often considered the active return on an investment, gauges the performance of an investment against a market index or benchmark that is considered to represent the market's movement as a whole.

The Merger Fund®, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund are distributed by Compass Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Compass Distributors, LLC.

Performance data quoted represents past performance; past performance does not guarantee future results.